Exhibit 99.(V)

                                 [LOGO OMITTED]

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                                    P R O X Y

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                  Annual Meeting of Stockholders April 14, 2004

      The undersigned, revoking all previous proxies, hereby appoints Santiago Perdomo, Will Wood and Mario Covo, or any one of them, as proxy holder in place of such person, in each case with full power of substitution and all of the powers which the undersigned would possess if present in person, to vote all shares of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Bank to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, on April 14, 2004 at 10:00 a.m. (Panamanian time), and at any adjournments thereof.

      Unless otherwise specified in the squares provided, the undersigned's vote will be cast FOR Proposals (1), (2) and (3) and in the proxy holders' discretion with respect to any other matter which may properly come before the Annual Meeting of Stockholders.

      When this proxy is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Bank's audited financial statements for the fiscal year ended December 31, 2003; FOR the appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31,2004; FOR
(i) the election of one director to represent the holders of the class A shares in the proxy holders' discretion and (ii) the election of the nominee, Jaime Rivera as director to represent the holders of all classes of shares of the Bank's common stock; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting of Stockholders.

(Continued and to be dated and signed on the reverse side.)

                                    Banco Latinoamericano de Exportaciones S.A.
                                    Calle 50 and Aquilino de la Guardia
                                    Panama, Republic of Panama

                                    Votes must be indicated      |X|
                                    (x) in Black or Blue ink.


1. Approval of the Bank's audited financial statements for the fiscal year ended December 31, 2003.

      |_| FOR                 |_| AGAINST                |_| ABSTAIN

2. Appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2004.

      |_| FOR                 |_| AGAINST                |_| ABSTAIN

3.    Election of Directors:

      ONLY FOR HOLDERS OF CLASS A SHARES: Election of one Class A Director

      |_| FOR granting proxy holders the discretion to vote for any nominated Class A Director.

      |_|   WITHHOLD AUTHORITY to vote for any nominated Class A Director.

Candidates for the directorship representing the holders of the Class A Shares will be nominated at the Annual Meeting by the holders of such Class A Shares.

FOR HOLDERS OF CLASS A, CLASS B AND CLASS E SHARES: Election of one Director to represent the holders of all classes of shares of the Bank's common stock:

      |_|   FOR the nominee, Jaime Rivera.

      |_|   WITHHOLD AUTHORITY to vote for the nominee Jaime Rivera.

4. In the proxy holders' discretion, with respect to any other business which may properly come before the Annual Meeting of Stockholders or any adjournments thereof.

      When this proxy card is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Bank's audited financial statements for the fiscal year ended December 31, 2003; FOR the appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31,2004; FOR
(i) the election of one director to represent the holders of the class A shares in the proxy holders' discretion and (ii) the election of Jaime Rivera as director to represent the holders of all classes of shares of the Bank's common stock; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting of Stockholders.

PLEASE SIGN AND RETURN PROMPTLY IN ENCLOSED DHL ENVELOPE.


Date: _______________________________, 2004

   ________________________________________
                    Name

   ________________________________________
         (Signature of Stockholder)